Exhibit 1

Japan International Cooperation Agency

This description of Japan International Cooperation Agency is dated September 28, 2018 and appears as Exhibit 1 to its Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN INTERNATIONAL COOPERATION AGENCY.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Japan International Cooperation Agency (“JICA”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to JICA is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and other amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. You may also request a copy of such Annual Report, exhibits and amendments thereto and other information mentioned above by writing or calling JICA. Written requests for such documents should be directed to Japan International Cooperation Agency, Nibancho Center Building 5-25, Niban-cho, Chiyoda-ku, Tokyo 102-8012, Japan, Attention: Capital Markets Division, Treasury, Finance and Accounting Department, JICA, Japan. JICA’s telephone number is 81-3-5226-9279. Such Annual Report, exhibits and other amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document, all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 21, 2018 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was 112.70 = $1.00, and the noon buying rate on September 21, 2018 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was 112.62 = $1.00.

References in this document to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

References in this document to “JICA” are to “Japan International Cooperation Agency”.

PRESENTATION OF FINANCIAL INFORMATION

The fiscal year end of JICA is March 31. JICA’s financial statements have been prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan, which may differ in certain respects from accounting principles for business enterprises generally accepted in Japan.

JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the “JICA Act”): (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA from loans disbursed.

The following financial statements are contained in the Annual Report on Form 18-K filed with the Commission of which this document is a part: (i) the annual audited balance sheet as at March 31, 2018, the related audited statements of income, cash flows and administrative service operations costs for the fiscal year ended March 31, 2018, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the General Account of JICA and (ii) the annual audited balance sheet as at March 31, 2018, the related audited statements of income, cash flows and administrative service operations costs for the fiscal year ended March 31, 2018, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the Finance and Investment Account of JICA.

Although the financial statements included in JICA’s Annual Report on Form 18-K for the fiscal years ended March 31, 2016 and 2017 were audited by Deloitte Touche Tohmatsu LLC, starting with the fiscal year ended March 31, 2018, JICA has engaged Ernst & Young ShinNihon LLC to audit its financial statements. JICA’s general policy is to consider engaging a new auditor every five years, and Ernst & Young was selected after a competitive bidding process involving multiple auditor candidates, including Deloitte Touche Tohmatsu LLC. With respect to the fiscal years ended March 31, 2016 and 2017, there were no disagreements with Deloitte Touche Tomatsu LLC on any matter of Japanese GAAP or practices, financial statement disclosures, or auditing scope or procedures.

JAPAN INTERNATIONAL COOPERATION AGENCY

Overview

JICA is an incorporated administrative agency established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the JICA Act. JICA’s main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. Following an overhaul in October 2008 (see “—History”), JICA is currently the sole implementing agency for all major Japanese Official Development Assistance (“ODA”) schemes, which are separated into three categories—Technical Cooperation, Grant Aid and Finance and Investment (see “—Operations”).

JICA is entirely owned by the Japanese government and is subject to control and supervision by the Minister for Foreign Affairs of Japan and the Minister of Finance of Japan. As of March 31, 2018, government investment by Japan contributed to ¥8,037 billion of net assets on the balance sheet of JICA’s Finance and Investment Account and the capital ratio, calculated as total net assets divided by total assets, was 78.29%.

History

JICA’s origins can be traced back to January 1954, with the establishment of the Federation of Japan Overseas Associations. In subsequent years, the Society for Economic Cooperation in Asia, Japan Emigration Promotion, Co., Ltd., Overseas Technical Cooperation Agency, Japan Emigration Service and Japan Overseas Cooperation Volunteers were established, each with the objective of fostering international cooperation. JICA was originally established in May 1974 as a special public institution (“Former JICA”) with the promulgation of the Act of Japan International Cooperation Agency. In December 2001, a reorganization and rationalization plan for special public institutions was announced by the Japanese government. Included in this reform plan was a measure transforming JICA into an incorporated administrative agency. This was put into effect by the JICA Act, and Former JICA was re-established as an incorporated administrative agency in October 2003.

Separately, in December 1960, the Overseas Economic Cooperation Fund Law was promulgated, pursuant to which the Overseas Economic Cooperation Fund was established to take over management of the Southeast Asia Development Cooperation Fund from the Export-Import Bank of Japan (“JEXIM”). In April 1999, the Japan Bank for International Cooperation Law was promulgated, and the Japan Bank for International Cooperation (“JBIC”) was established, which succeeded the operations of the Overseas Economic Cooperation Fund and JEXIM.

JICA, in its current form, was established in October 2008 following the enactment in November 2006 of the Act for Partial Amendments to the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. Pursuant to such Act, the operations of Former JICA, Finance and Investment previously managed by JBIC and a portion of Grant Aid provided by the Ministry of Foreign Affairs of Japan (“MOFA”) were succeeded by JICA. MOFA remains responsible for directly providing Grant Aid in conjunction with the execution of diplomatic policies.

Strategy

Mid-Term Objectives and Plan

In accordance with Article 30, Paragraph 1 of the Act on General Rules for Incorporated Administrative Agencies, JICA has established a mid-term plan for achieving its mid-term objectives during a period commencing from the fiscal year ending March 31, 2018. JICA’s mid-term objectives include, among others:

•

addressing key development issues, such as achieving high-quality growth and the elimination of poverty, sharing of universal values and establishing a peaceful and safe society, and creating a sustainable and resilient community through addressing global issues; and

•	strengthening cooperation with the private sector and other organizations such as local governments, non-governmental organizations, universities and research institutes.

Vision and Mission

JICA announced its new vision (“Leading the world with trust”) and mission (“JICA, in accordance with the Development Cooperation Charter, will work on human security and quality growth”) in July 2017, in light of the changing international relations. JICA will seek to achieve its vision and mission by committing itself to achieving them with pride and passion, immersing itself in the relevant site (gemba) and working together with people on-site, planning and acting strategically with broad and long-term perspective, bringing together diverse wisdom and resources, and thinking innovatively to bring about unprecedented impact. JICA, with its partners, will seek to take the lead in forging bonds of trust across the world, aspiring for a free, peaceful and prosperous world where people can hope for a better future and explore their diverse potential.

Recent Developments

Funding

Funding Track Record

On December 20, 2017, JICA issued ¥20 billion of 0.625% non-government-guaranteed bonds in domestic markets. The bonds are due December 18, 2037. On June 12, 2018, JICA issued $500 million of 3.375% government-guaranteed bonds. The bonds are due June 12, 2028. The bonds have been admitted to the official list of the Singapore Exchange Securities Trading Limited. On June 28, 2018, JICA issued ¥15 billion of 0.200% non-government-guaranteed bonds in domestic markets. The bonds are due June 20, 2028 and ¥10 billion of 0.559% non-government-guaranteed bonds in domestic markets due June 18, 2038. On September 20, 2018, JICA issued ¥20 billion of 0.664% non-government-guaranteed bonds due September 17, 2038. The bonds issued on June 28, 2018 and September 20, 2018 have been listed on the TOKYO PRO-BOND Market.

BUSINESS

Operations

Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes: Technical Cooperation, Grant Aid and Finance and Investment.

Background to ODA in Japan

Various organizations and groups, including governments, international organizations, non-governmental organizations (“NGOs”) and private companies, carry out economic cooperation to support socioeconomic development in developing countries. The financial and technical assistance that governments provide to developing countries as part of this economic cooperation are called ODA.

ODA is broadly classified into two types: bilateral aid and multilateral aid. Multilateral aid consists of financing and financial contributions to international organizations, while bilateral aid is provided in three forms: Technical Cooperation, Grant Aid and Finance and Investment. In addition, other schemes of bilateral aid include the dispatch of volunteers.

In recent years, developed countries in Europe and North America have expanded ODA as a means of strengthening the efforts to address global issues such as climate change and poverty reduction. Furthermore, new donor countries including the People’s Republic of China and the Republic of Korea have emerged. Japan, conversely, has decreased its ODA budget as a result of its severe financial circumstances.

In view of this international situation as well as the flow of domestic administrative reforms, the Japanese government has undertaken reforms that strategize ODA policies and strengthen implementation systems with the objective of further raising the quality of its ODA. With the aim of integrating ODA implementation organizations as part of these reforms, Overseas Economic Cooperation Operations of JBIC and Grant Aid Operations of MOFA (excluding those which MOFA continues to directly implement for the necessity of diplomatic policy) were transferred to JICA as of October 1, 2008, thereby creating a “New JICA”. See “—History”. Through this integration, the three schemes of assistance have become organically linked under a single organization, which better enables JICA to provide effective and efficient assistance.

JICA’s ODA

The principal schemes of ODA carried on by JICA are outlined below. JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the JICA Act: (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA. JICA’s Technical Cooperation and Grant Aid activities are carried on through its General Account. JICA’s Finance and Investment activities are carried on through its Finance and Investment Account.

Technical Cooperation

Technical Cooperation draws on Japan’s technology, knowhow and experience to nurture the human resources who will promote socioeconomic development in developing countries. Moreover, through collaboration with partner countries in jointly planning a cooperation plan suited to local situations, Technical Cooperation supports the development and improvement of technologies that are appropriate for the actual circumstances of these countries, while also contributing to raising their overall technology levels and setting up new institutional frameworks and organizations. These enable partner countries to develop problem-solving capacities and achieve economic growth.

Total Technical Cooperation expenditures (excluding management expenses and including expenses of technical assistance related to ODA Loans under Finance and Investment budget) for the fiscal year ended March 31, 2018 were ¥192.3 billion.

The following table provides breakdowns of JICA’s Technical Cooperation operations in terms of expenditures (excluding management expenses) by geographical region and sector for JFY 2017:

Technical Cooperation

For the year ended March 31, 2018
(%)
Distribution by Region
Asia	39.0
Africa	18.6
North and Latin America	7.2
Middle East	4.8
Pacific	2.5
Europe	1.5
Others	26.4

Total	100.0

Distribution by Sector
Public Works and Utilities	23.7
Human Resources	11.2
Agriculture, Forestry and Fisheries	10.6
Planning and Administration	8.8
Health and Medical Care	5.1
Energy	3.0
Business and Tourism	2.9
Mining and Industry	1.5
Social Welfare	1.4
Others	31.9

Total	100.0

Technical Cooperation includes acceptance of training participants, dispatch of experts, provision of equipment and implementation of studies aimed at supporting policymaking and planning of public works projects.

Grant Aid

Grant Aid, which is an assistance method that provides necessary funds to promote socioeconomic development, is financial cooperation with developing countries with no obligation for repayment. Particularly in developing countries with low income levels, Grant Aid is broadly implemented for building hospitals, bridges and other socioeconomic infrastructure, as well as for promoting education, HIV/AIDS programs, children’s healthcare and environmental activities, which directly support the improvement of living standards.

Assistance is given to development projects that are essential in developing countries’ nation building, including: construction of hospitals or schools and increasing access to safe water supply to satisfy basic human needs; improvement of irrigation systems to promote development of communities and agricultural productivity; construction of roads and bridges to build socio-economic foundations; building facilities to promote environmental conservation; and developing human resources. In recent years, assistance has also been provided for peacebuilding, developing business environments, disaster prevention and reconstruction after disasters, and measures to cope with climate change. Where necessary, technical guidance for operation and maintenance (soft components) is also provided, so that the facilities and other systems financed by Grant Aid are sustainably managed.

New agreements under JICA’s Grant Aid operations for the fiscal year ended March 31, 2018 totaled ¥115.1 billion.

The following table provides breakdowns of JICA’s Grant Aid operations in terms of total agreement amount by geographical region and sector for JFY 2017:

Grant Aid

For the year ended March 31, 2018
(%)
Distribution by Region
Africa	40.9
Asia	39.7
North and Latin America	7.3
Middle East	7.2
Pacific	4.9

Total	100.0

Distribution by Sector
Public Works and Utilities	40.3
Human Resources	17.1
Health and Medical Care	16.6
Energy	13.7
Agriculture, Forestry and Fisheries	9.3
Planning and Administration	2.4
Business and Tourism	0.3
Others	0.1

Total	100.0

Finance and Investment

Finance and Investment supports the efforts of developing countries to advance by providing these nations with the capital necessary for development under long-term and substantially lower interest rates than commercial rates. The primary types of Finance and Investment are ODA Loans and Private Sector Investment Finance (“PSIF”):

•

ODA Loans promote efficient use of the borrowed funds and appropriate supervision of the relevant projects, bolstering the developing countries’ ownership in the development process. ODA Loans are divided into Project-type Loans (including Project Loans, which account for the largest portion of ODA Loans, and finance projects such as roads, power plants, irrigation, water supply and sewerage facilities) and Non-Project Loans (including Program Loans, which support the implementation of national strategies and poverty reduction strategies and Commodity Loans, which provide settlement funds for urgent and essential imports of materials). In addition, JICA developed sovereign-based lending denominated in U.S. dollars to developing countries beginning in JFY 2016. As of March 31, 2018, the total amount of ODA Loans outstanding was ¥12,297 billion as measured by aggregate loans receivable from all borrowing countries and organizations.

•

Private Sector Investment Finance aims to stimulate economic activity and improve the living standards of people in developing countries through equity investments and loans for projects undertaken in developing countries by the private sector. As of March 31, 2018, the total amount of Private Sector Investment Finance outstanding was ¥95 billion as measured by aggregate loans receivable from all borrowing countries and organizations.

ODA Loans in particular enable the provision of finance in larger amounts compared with Technical Cooperation or Grant Aid. Thus, this form of aid has been well utilized for building large-scale basic infrastructure in developing countries.

JICA applies preferential terms for certain sectors and fields, namely: global environmental problems and climate change, health and medical care and services, disaster prevention and reduction, and human resource development.

Unlike Technical Cooperation or Grant Aid, Finance and Investment requires full repayment by the recipient country, which encourages the beneficiary country to focus closely on the importance and priority of projects and to make efforts to allocate and utilize the funds as efficiently as possible. In addition, as an ODA Loan is financial assistance with a repayment obligation, this method of assistance places a relatively small fiscal burden on the Japanese government and represents a sustainable instrument for ODA.

New Finance and Investment commitments for the fiscal year ended March 31, 2018 totaled ¥1,888 billion.

The following table provides breakdowns of JICA’s Finance and Investment operations in terms of commitment amount by geographical region and sector for JFY 2017:

Finance and Investment

(ODA Loans and PSIF)

For the year ended March 31, 2018
(%)
Distribution by Region
Asia	61.6
Middle East	8.0
Africa	2.2
North & Latin America	1.7
Others	26.5

Total	100.0

Distribution by Sector
Transportation	40.2
Commodity Loans	29.8
Social Services	12.2
Electric Power and Gas	7.9
Irrigation and Flood Control	3.9
Agriculture, Forestry and Fisheries	2.6
Mining and Manufacturing	1.5
Others	1.8

Total	100.0

Scale of Japan’s and JICA’s ODA Programs in Recent Years

In the year ended December 31, 2017, Japan’s total ODA disbursements amounted to U.S.$18,473.85 million (¥2,072.45 billion) (provisional amount). Of this total, Grant Aid accounted for U.S.$2,617.58 million (¥293.65 billion), Technical Cooperation U.S.$2,882.81 million (¥323.40 billion), Finance and Investment U.S.$9,578.89 million (¥1,074.59 billion) and Contributions and Subscriptions to International Organizations U.S.$3,394.57 million (¥380.81 billion, net disbursement basis).

With respect to JICA’s operations in the year ended March 31, 2018, Technical Cooperation implemented by JICA amounted to ¥192.3 billion, a decrease of 7.4 % from the previous fiscal year. With respect to Grant Aid, which JICA began implementing from October 2008, JICA implemented 157 projects amounting to ¥115.1 billion (grant agreement amount). Within Finance and Investment, ODA Loans were provided through 53 projects amounting to ¥1,845.4 billion (commitment basis), while the Private-Sector Investment Finance amount totaled ¥43.0 billion (commitment basis) for six projects.

The table below sets forth trends in the scale of JICA’s programs for Technical Cooperation, Finance and Investment Commitments and Grant Aid for the past ten years:

	For the year ended March 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
	(in billions of yen)
Technical Cooperation Disbursements for the Past Ten Years	¥150.8	¥176.0	¥168.8	¥188.9	¥167.8	¥177.3	¥176.4	¥191.7	¥207.7	¥192.3
Finance and Investment Commitment Amounts for the Past Ten Years	929.4	967.6	538.9	949.4	1,226.7	985.8	1,015.9	2,260.9	1,485.8	1,888.4
Grant Aid for the Past Ten Years	111.1	136.8	118.1	111.0	141.6	115.8	111.2	111.7	98.0	115.1

JICA’s Path for Development Activities

JICA will develop and implement specific programs and projects based upon the Development Cooperation Charter, which was endorsed by the Japanese government in February 2015. Specifically, JICA will focus upon: (i) quality growth and mitigating disparities; (ii) promoting peacebuilding and the sharing of universal values; (iii) strengthening its operational engagement on global issues and the international aid agenda; (iv) expanding and deepening strategic partnerships; and (v) supporting an active role for women and their empowerment in developing countries.

JICA’s Development Cooperation Achievements

In carrying out development activities in line with the Development Cooperation Charter, JICA draws on its track record of accomplishments achieved through the provision of ODA Loans. During the ten-year period from JFY 2007 to JFY 2016, JICA provided ODA Loans for construction and other infrastructure projects that have contributed to the following achievements, as determined in ex-post evaluations of the relevant projects:

•	Safe drinking water. Provided access to safe drinking water to approximately 74.86 million people in developing countries;

•	Flood control systems. Protected approximately 32.41 million people in developing countries from natural disaster risk;

•	Airport facilities. Met the air transportation needs of approximately 106.98 million people in developing countries on an annual basis;

•	Railroad facilities. Met the rail transportation needs of approximately 2.55 billion people in developing countries on an annual basis;

•

Roads. Built approximately 7,937 km of new roads and repaired approximately 21,055 km of existing roads in developing countries, contributing to traffic volumes of approximately 2.98 million vehicles per day;

•	Ports. Constructed port facilities in developing countries with capacity to handle approximately 431.65 million tons of freight per year;

•

Power plants. Met power generation needs in developing countries through the supply of 102,981GWh of electricity per year (equivalent to the electricity consumption needs of approximately 37.66 million people based on worldwide averages in 2015); and

•	Forestation. Supported forestation efforts in developing countries on the scale of approximately 2.80 million ha (or 12.77 times the land area of Tokyo Metropolis).

Sustainable Development Goals

JICA has been working for realizing “human security” and “quality growth” in order to contribute to peace, stability, and prosperity of the international community. The Sustainable Development Goals (SDGs), adopted at the UN summit in 2015, accelerate and promote this Japan’s cooperation philosophy so that JICA will proactively contribute to achieving the SDGs through its leadership.

JICA will play a key role in achieving ten goals of the 17 SDGs making use of Japan’s own experience in socio-economic development of Japan and in development cooperation for the international community. Specifically, the ten goals are: zero hunger, health, education, water/sanitation, energy, economic growth, industry/infrastructure, sustainable cities, climate actions and forests/biodiversity.

JICA will ensure the impact of cooperation on the SDGs by utilizing Japan’s own knowledge, introducing innovations and collaborating with local and international partners in order to accelerate the achievement of the SDGs.

Key Regional Initiatives

Southeast Asia and Oceania

While Southeast Asian countries have achieved high economic growth, disparities still persist within, and between, each country in the region. Given the region’s situation, JICA will address vast infrastructure needs, improve people’s connectivity through both hard and soft infrastructure, develop human resources to improve productivity and facilitate technological innovation, and work to support the formation of a peaceful and safe society. In addition, JICA will support development initiatives that are prevalent in the region, like disaster risk reduction, climate change mitigation and adaptation, and infectious disease control. Throughout its cooperation efforts, JICA will take into account its contributions to follow Japanese Government policies, its commitments made at Japan-ASEAN summit meetings, as well as its partnerships with regional international organizations.

In Oceania, JICA will extend its assistance in addressing region-specific development issues in accordance with the Japanese Government’s commitment at the Pacific Alliance Leaders Meeting (PALM). Priority areas will include addressing country vulnerabilities formed by natural disasters and impacts of climate change, as 10 well as environmental issues that include waste treatment and water shortage concerns that have resulted from modernization and increasingly complex ocean issues.

South Asia

South Asia has the potential to become the center of the world’s economic growth, due to its young population and its vast consumer demands. However, the region also has the second largest impoverished population, next to Sub-Saharan Africa, and suffers from severe economic disparities, in addition to being highly vulnerable to natural disasters. Given the region’s situation, JICA will help develop foundations for the region’s economic growth, including the formation of a infrastructure, trade and investment environment; initiatives to secure the region’s peace, stability, and safety; practices to improve access to basic human needs; and methods to counter global issues like climate change and disaster risks. Throughout its cooperation efforts, JICA will take into account the needs of the region’s land-locked countries and look into ways to improve both hard and soft connectivity within the region and with other regions.

East Asia, Central Asia and the Caucasus

Since East Asia, Central Asia and the Caucasus have very strong geopolitical importance and a history of transitioning from a socialist to a market economy, it is important for JICA to help secure the region’s long-term stability and sustainable development efforts. Given the region’s situation, JICA will support initiatives to strengthen governance, industry diversification, as well as develop and strengthen infrastructure and human resource capacities. Throughout its cooperation efforts, JICA will take into account ways to improve intra- and inter-regional connectivity and resolve disparities.

Latin America and the Caribbean

While many of the countries in the region enjoy a certain extent of economic development, many of them also suffer from issues like poverty, economic and social disparities, and vulnerability to natural disasters. Given the region’s situation, JICA will support infrastructure development efforts, and initiatives like disaster risk reduction and tackling climate change, in collaboration with multinational development banks, to address global issues.

Also, JICA will continue to provide necessary support for Japanese emigrants and their decedents (Nikkei) in the region, in order to further strengthen ties between Japan and the region. Furthermore, JICA will strengthen its partnership and cooperation initiatives with Nikkei communities by providing support for Nikkei communities.

Africa

Africa is expected to form a large economy in the near future because of its 11 rapid population growth. Therefore, continuous cooperation for Africa’s industrial development is important. However challenges persist, like the decline in commodity prices, the spread of infectious diseases, and the expansion of violent extremism. These challenges require cooperative solutions at the same time. Given the region’s situation, JICA, in collaboration with the private sector, will support regional infrastructure development like transport, water and sanitation, and access to energy, including renewable energy; as well as industrial development; business and investment climate development, including human resource development; and improving basic human needs. Throughout its cooperation efforts, JICA will also emphasize the three pillars of the Nairobi Declaration that were adopted at TICAD VI: promoting structural economic transformation through economic diversification and industrialization; promoting resilient health systems for quality of life; and promoting social stability for shared prosperity, including for refugees. Furthermore, JICA will not only promote country-specific, but also region-wide, initiatives focusing on improving regional economic communities.

Middle East and Europe

Many countries in the region still suffer from the aftermath of Arab Spring, in addition to Syrian refugees now becoming a global issue. Under such circumstances, in addition to emergency humanitarian assistance by the international community, it is necessary to extend support to communities hosting refugees and address structural problems in the mid to long-term that triggered the crisis to begin with, like poverty and unemployment. Also in Europe, the consolidation of peace and economic development are of the utmost necessity to ensure stability in the region. Given the region’s situation, JICA will provide assistance targeting efforts to reduce social and regional disparities, develop human resources and infrastructure, improve the region’s investment environment and maintain and conserve the region’s urban areas and natural habitats. Throughout its cooperation efforts, JICA will take into account its contributions to the Japanese Government’s initiative called “Inclusive assistance towards the stability of the Middle East region”.

Particularly, in dealing with Syria and other refugee issues, JICA will collaborate with neighboring countries and international organizations, and it will carefully take into consideration the balance of benefits between the citizens of host countries and the refugees.

Issue-specific Initiatives

Strengthening the human capacity of individuals who will be key players in their countries’ development

In order to develop human resources who can spearhead the solution of increasingly diverse and complex development issues, JICA will strengthen its provision of advanced human capacity development programs utilizing its overseas study scheme. In particular, JICA will utilize and share Japan’s experience in modernization and strengthen networks with former training participants.

Promoting“quality growth”

JICA will offer assistance in a range of fields for “quality growth” that is inclusive, sustainable, and resilient. In addition, JICA will steadily implement follow-up measures for the “Partnership for Quality Infrastructure” announced by the Japanese government and make efforts to provide integrated assistance on both the hard and soft sides, such as enhancement of regional connectivity based on strategic master plans and institutional development to promote economic partnership.

Promotion of human-centered development

In order to promote human-centered development supporting people’s basic needs, JICA will strengthen health systems aimed at universal health coverage (UHC) and boost its efforts relating to the Initiative for Food and Nutrition Security in Africa (IFNA). Furthermore, toward the Tokyo 2020 Olympic and Paralympic Games, JICA will make efforts to promote development through sports.

Contributing to peaceful and secure societies

For Japan’s proactive contribution to peace based on the principle of international cooperation, JICA will strengthen support for peacebuilding and regional stabilization. In particular, JICA will strengthen comprehensive assistance to host countries of refugees, human resource development for refugees, and collaboration with international agencies and others.

Strengthening response to global challenges

JICA will commit itself to strengthening its organization-wide efforts in addressing global issues and incorporate this commitment in its assistance in individual partner countries. In particular, JICA will strengthen strategic efforts to counter climate change heedful of the Paris Agreement, the new international framework, and promote the formation and implementation of initiatives in such fields as energy, urban development, and forestry.

Budget

The following table sets forth summary budget information in terms of budgeted expenses for the three main arms of operations of JICA for JFY 2017 and JFY 2018:

Budget for Three Main Arms of Operations

	For the year ended	For the year ending
	March 31, 2018	March 31, 2019
	(in billions of yen)
Finance and Investment	¥1,272.0	¥1,363.0
Technical Cooperation	150.5	150.5
Grant Aid	163.1	160.5

Total	¥1,585.5	¥1,674.0

Funding

Finance and Investment operations are funded in accordance with the government of Japan’s ODA commitments and carried out in line with policies implemented by the Japanese Cabinet, and JICA is authorized by statute to borrow from the Japanese government on a long-term basis or issue bonds in order to fund these operations. Over the past three fiscal years, the amount of available funding for JICA’s Finance and Investment operations under JICA’s funding plan has increased, as shown in the following table:

Finance and Investment Account Funding Plan

	JFY 2016	JFY 2017	JFY 2018
	(in billions of yen)
Contribution from the government	¥44.4	¥45.2	¥46.0
Fiscal Investment and Loan Program (FILP)	468.0	548.7	618.4
Borrowing from FILP	393.0	482.7	552.4
Government-guaranteed bonds	75.0	66.0	66.0
FILP Agency Bonds(1)	60.0	80.0	80.0
Others	480.1	598.1	618.6

Total	¥1,052.5	¥1,272.0	¥1,363.0

Notes:

(1)	Refers to non-government-guaranteed domestic bonds issued pursuant to FILP.

Funding Track Record

Pursuant to JICA’s authority to issue bonds to fund its Finance and Investment operations, JICA has developed a track record of issuing bonds in both domestic and international markets.

Since December 2008, JICA has issued 46 non-government-guaranteed bonds in domestic markets, totaling ¥595 billion. The following table provides JICA’s issuance record of non-government-guaranteed bonds since June 2016:

Bond	Issue Date	Amount	Coupon	Term
		(in billions of yen)	(%)	(years)
35th	June 20, 2016	¥10	0.080	10
36th	June 20, 2016	10	0.313	20
37th	September 20, 2016	20	0.100	10
38th	September 20, 2016	15	0.590	30
39th	February 20, 2017	5	0.744	20
40th	June 28, 2017	10	0.220	10
41st	June 28, 2017	10	0.602	20
42nd	September 20, 2017	20	0.597	20
43rd	December 20, 2017	20	0.625	20
44th	June 28, 2018	15	0.200	10
45th	June 28, 2018	10	0.559	20
46th	September 20, 2018	20	0.664	20

Since November 2014, JICA has issued 4 government-guaranteed bonds in international markets, totaling $2,000 million. The following table provides JICA’s issuance record of government-guaranteed bonds:

Bond	Issue Date	Amount	Coupon	Term
		(in millions of dollars)	(%)	(years)
1st	November 13, 2014	$500	1.875	5
2nd	October 20, 2016	500	2.125	10
3rd	April 27, 2017	500	2.750	10
4th	June 12, 2018	500	3.375	10

Guidelines for Environmental and Social Considerations

Although JICA’s various projects aim for social and economic development, there is the risk that such initiatives may produce negative externalities on the environment as well as on the society in the form of involuntary resettlement or infringement of rights of indigenous peoples. In order to achieve sustainable development, impact and externalities of every project must be assessed and any means to avoid, minimize or compensate potential negative externalities integrated into the project. This internalization of environmental and social cost into the development cost is the gist of Environmental and Social Considerations (“ESC”). JICA has set out Guidelines for ESC which set forth JICA’s responsibilities and required procedures, together with obligations of partner countries and project proponents, in order to put ESC into practice.

JICA’s partners, including host countries, borrowers and project proponents bear the primary responsibility for ESC. JICA’s role is to examine ESC undertaken by project proponents in their development projects and to provide necessary support to ensure that the appropriate ESC are put into practice and that any adverse impact is avoided or minimized to an acceptable level.

Risk Management

The operations of the Finance and Investment account involve various risks, including credit risk, market risk, liquidity risk, and operational risk. As a government agency the nature as well as the volume of risks in JICA’s operations and the ways to deal with them differ from the risks and countermeasures at private financial institutions. Nonetheless, it is essential for JICA to have appropriate risk management just as at a financial institution.

In line with the global trend of an increasing focus on risk management among financial institutions and regulators, JICA is constantly improving its risk management of the Finance and Investment Account.

More specifically, risk management of the Finance and Investment Account is positioned as a managerial issue that needs to be addressed systematically by the organization in its entirety. JICA has thus adopted a risk management policy for its operations, under which JICA identifies, measures and monitors various risks. The objective of this policy is to ensure sound and effective operations and to earn returns commensurate with risks.

JICA has established a Risk Management Committee for the Finance and Investment Account responsible for examining important issues related to integrated risk management.

JICA manages various risks associated with Finance and Investment operations as follows:

Credit Risk

Credit risk refers to the potential loss from difficulties or failure to recover credit assets due to the deteriorating financial condition of a debtor. The main area of Finance and Investment operations is lending. See “—Operations”. Consequently, the control of credit risk is a major part of JICA’s risk management. Sovereign risk in particular makes up a considerable part of the credit risk that accompanies ODA Loans.

JICA, as an official financer, evaluates sovereign risk by making full use of information gathered through communication with the governments and relevant authorities in the recipient countries, multilateral institutions such as the International Monetary Fund and the World Bank, other regional and bilateral donor organizations and private financial institutions in developed countries. With respect to PSIF, JICA assesses the risk associated with lending to private entities as well as country risk and currency risk.

Credit Rating System

JICA has established a credit rating system as part of the organization’s operating procedures. Credit ratings are the cornerstone of credit risk management, used for conducting individual credit appraisals and quantifying credit risks. Credit ratings are divided into two borrower specific categories: sovereign borrowers and non-sovereign borrowers, with the ratings updated where appropriate.

Self-Assessment of Asset Portfolio

When managing credit risks, it is important for JICA to make proper self-assessments of its loan portfolio and implement write-offs and loan loss provisions in a proper and timely manner. Based on the Financial Inspection Manual prepared by the Financial Services Agency of Japan, JICA has developed internal rules for such assessment. To ensure an appropriate checking function in this process, the first-stage assessment is conducted by the relevant departments in charge of lending and investment, and the second-stage assessment by the credit risk analysis department. An accurate understanding of asset quality is of paramount importance to the maintenance of JICA’s financial soundness and for disclosure.

Quantifying Credit Risk

In addition to individual credit risk management, JICA is working on quantifying credit risks with a view to evaluating the risk of its overall loan portfolio. To that end, it is important to take into account the characteristics of JICA’s loan portfolio, a significant proportion of which consists of long-term loans and sovereign loans to developing and emerging countries. Also, JICA takes into account multilateral mechanisms for securing assets such as the Paris Club, which is a unique framework for debt management by official creditor countries. By incorporating these factors into the credit risk quantification model, JICA measures credit risks and utilizes data for internal controls.

The following table shows the ratio of JICA’s risk-monitored loans, which includes loans to debtor in legal bankruptcy, past due loans, loans in arrears by three months or more and restructured loans, to total loans receivable, as of the dates indicated:

	As of March 31,
	2016	2017	2018
	(in billions of yen except for ratio)
Loans to Debtor in Legal Bankruptcy	—	—	—
Past Due Loans	¥64	¥87	¥87
Loans in Arrears by Three Months or More	—	—	—
Restructured Loans	750	701	655

Total (A)	¥814	¥788	¥742
Balance of Loans Receivable (B)	11,566	11,749	12,092

A / B (%)	7.04%	6.70%	6.14%

Market Risk

Market risk refers to the potential losses incurred through changes in the value of assets and liabilities resulting from fluctuations in foreign currency exchange rates and/or interest rates. JICA bears risks arising from long-term fixed rate interest loans due to the characteristics of its lending activities. On this front, JICA is enhancing its capacity to absorb interest rate risk by using capital injections from the General Account Budget of the Japanese government.

Furthermore, interest rate swaps are carried out exclusively for the purpose of hedging interest rate risk. In order to control counterparty credit risk of interest rate swaps, the market value of transactions and credit worthiness of each counterparty are constantly assessed and collateral is secured when necessary.

With the introduction of operations such as Japanese ODA Loans with the option for borrowers to repay in currencies other than yen adopted in JFY 2012 and dollar-denominated Japanese ODA Loans started from the year ended March 31, 2017, currency risks may arise from the conversion of yen-denominated loans into foreign currency-denominated loans or from general exchange rate fluctuations. Consequently, currency risk is hedged through currency swaps. Moreover, when foreign currency-denominated investments are extended in PSIF, currency risk is assumed in connection with the valuation of investments. JICA manages this currency risk through regular and continuous monitoring of exchange rate fluctuations in the currency of the country in which the counterparty is located.

Liquidity Risk

Liquidity risk may result from a deterioration of JICA’s credit or to an unexpectedly large increase in expenditures or an unexpectedly large decrease in revenues. JICA adopts various measures to avoid liquidity risk through management of its cash flow. This includes efforts to secure multiple sources of funds such as agency bonds and borrowing under fiscal investment and loan programs established by JICA.

Operational Risk

Operational risk refers to potential losses stemming from work processes, personnel activities, improper systems or other external events. JICA manages the operational risk as part of the efforts to promote its compliance policy.

Board Members

The names, current positions and previous positions of executive officers and auditors as of August 1, 2018 are as follows:

Title	Name	Date of appointment	Previous position
President	Shinichi Kitaoka	October 1, 2015	President, the International University of Japan
Executive Senior Vice President	Kazuhiko Koshikawa	May 23, 2016	Ambassador Extraordinary and Plenipotentiary of Japan to Spain
Senior Vice President	Hiroshi Kato	October 1, 2013 (Reappointment)	Director, JICA Research Institute
Senior Vice President	Noriko Suzuki	October 1, 2016	Director General, Secretariat of Japan Disaster Relief Team, JICA
Senior Vice President	Masaaki Kato	December 1, 2016	Chief Security Officer, JICA
Senior Vice President	Koichi Hasegawa	October 1, 2017	Executive Director, Asian Development Bank
Senior Vice President	Shigeru Maeda	October 1, 2017	Councilor, Planning Headquarters, National Institute of Advanced Industrial Science and Technology (AIST)
Senior Vice President	Junichi Yamada	October 1, 2017	Vice-President for ODA Loans and Private Sector Partnership, JICA
Senior Vice President	Yasushi Tanaka	August 1, 2018	Director General, Southeast Asia and Pacific Department, JICA
Senior Vice President	Kozo Honsei	August 1, 2018	Minister, Embassy of Japan in Indonesia
Auditor	Hiromi Machii	January 1, 2014 (Reappointment)	Compliance Officer, SG ASSETMAX CO., LTD
Auditor	Eiji Inui	October 1, 2015	Director General, Africa Department, JICA
Auditor	Nobuhiro Hayamichi	July 1, 2017	Senior Audit Manager, Internal Audit Office, PANASONIC HEALTHCARE HOLDINGS Co., Ltd.

(1)	Senior vice presidents and auditors are listed in the order of their appointment.
(2)

Number of executive officers and auditors: Pursuant to Article 7 of the JICA Act, there shall be one president and three auditors, and there may be one executive senior vice president and up to eight senior vice presidents.

(3)

Terms of office of executive officers and auditors: Pursuant to Article 21 of the Act on General Rules for Incorporated Administrative Agencies, the term of office of the president is from the date of appointment until the last day of the mid-term plan currently in effect at the time of the appointment, and the term of office of each auditor is from the date of appointment until the date that the audited financial statements covering the final fiscal year of the mid-term plan for which such auditor is responsible are approved. Pursuant to Article 9 of the JICA Act, the term of office of the executive senior vice president, if any, is four years, and the term of office of the senior vice presidents, if any, is two years.

Employees

JICA employed 1909 full-time employees across the Headquarters in Tokyo, 14 domestic offices and 96 overseas offices as of September 1, 2018.